SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)1

Far East Energy Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

307325100

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 307325100	13G	Page 2 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Special Situations (Master) Fund Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 4,530,000 (as of 12/31/05)* 4,612,000 (as of 2/7/06)*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 4,530,000 (as of 12/31/05)* 4,612,000 (as of 2/7/06)*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
4,530,000 (as of 12/31/05)
4,612,000 (as of 2/7/06)*
*As of 12/31/05 RAB Special Situations (Master) Fund Limited owns 4,337,500 shares of common stock of the issuer and warrants exercisable to acquire an additional 62,500 shares of common stock; as of 2/7/06, RAB Special Situations (Master) Fund Limited owns 4,419,500 shares of common stock of the issuer and warrants exercisable to acquire an additional 62,500 shares of common stock. William Philip Richards owns 130,000 shares of common stock of the issuer. The warrants are not exercisable if, as a result of an exercise, the holder would then become a “ten percent beneficial owner” of the issuer’s common stock, as defined in Rule 16a-2 under the Securities Exchange At of 1934.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
4.6745% (as of 12/31/05)
4.7591% (as of 12/31/05)**
**The percentages used herein are calculated based on 96,847,222 common shares issued and outstanding as disclosed in the issuer’s prospectus filed 11/8/05, plus 62,500 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 307325100	13G	Page 3 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William Philip Richards
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Great Britain
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 4,530,000 (as of 12/31/05)* 4,612,000 (as of 2/7/06)*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 4,530,000 (as of 12/31/05)* 4,612,000 (as of 2/7/06)*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
4,530,000 (as of 12/31/05)
4,612,000 (as of 2/7/06)*
*As of 12/31/05 RAB Special Situations (Master) Fund Limited owns 4,337,500 shares of common stock of the issuer and warrants exercisable to acquire an additional 62,500 shares of common stock; as of 2/7/06, RAB Special Situations (Master) Fund Limited owns 4,419,500 shares of common stock of the issuer and warrants exercisable to acquire an additional 62,500 shares of common stock. William Philip Richards owns 130,000 shares of common stock of the issuer. The warrants are not exercisable if, as a result of an exercise, the holder would then become a “ten percent beneficial owner” of the issuer’s common stock, as defined in Rule 16a-2 under the Securities Exchange At of 1934.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
4.6745% (as of 12/31/05)
4.7591% (as of 12/31/05)**
**The percentages used herein are calculated based on 96,847,222 common shares issued and outstanding as disclosed in the issuer’s prospectus filed 11/8/05, plus 62,500 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 307325100	13G	Page 4 of 6 Pages

Item 1 (a)	Name of Issuer:
Far East Energy Corp.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
400 N. Sam Houston Parkway East, Suite 205 Houston, Texas 77060
Item 2 (a)	Name of Person Filing: i) RAB Special Situations (Master) Fund Limited (ii) William Philip Richards
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
i) RAB Special Situations (Master) Fund Limited
       P.O. Box 908 GT
       Walker House Mary Street
       George Town, Cayman Islands

ii)   William Philip Richards
       c/o RAB Capital
       No. 1 Adam Street
       London W2CN 6CE
United Kingdom
Item 2 (c)	Citizenship: i) Cayman Islands ii) Great Britain
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
307325100
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

		[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 307325100	13G	Page 5 of 6 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification. N/A

CUSIP No. 307325100	13G	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2006 (Date)

RAB Special Situations (Master) Fund Limited by William Philip Richards, Director /s/ William Philip Richards (Signature)

March 2, 2006 (Date)

/s/ William Philip Richards William Philip Richards (Signature)